Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2006

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes         No    X
                            -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable



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                           Converium Holding Ltd, Zug


Zug, Switzerland - October 10, 2006 - Converium obtains regulatory approval in Labuan, Malaysia, to write international `Retakaful' business

Converium has received the approval of the Malaysian Labuan Offshore Financial Services Authority (LOFSA) to write international `Retakaful' business through its placeLabuan office. Retakaful is the reinsurance of `Takaful' business, the writing of insurance policies according to Islamic principles.

In 2005, the Takaful insurance market reached a global volume of an estimated USD 1.5 billion of written premiums. The market is expected to develop substantially in coming years, with demand for Retakaful products subsequently increasing.

Benjamin Gentsch, Converium's Executive Vice President for Specialty Lines, said: "We look forward to offering our clients in the Islamic world reinsurance solutions which are Shariah-compliant. Our decision to write Retakaful business demonstrates our strong commitment to serve fast growing markets with innovative and culturally sensitive products."

Benjamin Gentsch continued: "We are excited about this commercial opportunity and expect to further strengthen our already well-established position in the Islamic world."

                                  * * * * * * *

Enquiries:

Dr. Kai-Uwe Schanz                               Marco Circelli
Chief Communication &                            Head of Investor Relations &
Corporate Development Officer                    Market Research
kai-uwe.schanz@converium.com                     marco.circelli@converium.com
----------------------------                     ----------------------------
Phone:  +41 (0) 44 639 90 35                     Phone:  +41 (0) 44 639 91 31
Fax:    +41 (0) 44 639 70 35                     Fax:    +41 (0) 44 639 71 31


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 18 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" rating (outlook positive) from Standard & Poor's and a "B++" rating (outlook positive) from A.M. Best Company.



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Important Disclaimer

This document contains forward-looking statements as defined in the placecountry-regionUS Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'seek to', 'expects', 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance such as the corporate tax rate, the reduction of CRNA net liabilities , administration expense ratio and Corporate Center costs, the rating environment, the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the US Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG




                                        By:/s/ Inga Beale
                                           Name:      Inga Beale
                                           Title:     CEO




                                        By:/s/ Christian Felderer
                                           Name: Christian Felderer
                                           Title: General Legal Counsel



Date: October 10, 2006